UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
 ________________________________________________________
FORM 6-K
 ________________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 29 August 2024

Commission File Number: 001-14958

 ________________________________________________________

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

 ________________________________________________________

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

 ________________________________________________________

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 August 2024 — Director/PDMR Shareholding
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 01 August 2024 — Total Voting Rights
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 08 August 2024 — Director/PDMR Shareholding
99.4	Exhibit 99.4 Announcement sent to the London Stock Exchange on 08 August 2024 — Publication of a Prospectus

Exhibit 99.1

1 August 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial
Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the purchase of American Depositary Shares by Paula Rosput Reynolds. On 31 July 2024, the Company received notification of the following transactions as detailed below.

In accordance with MAR the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paula Rosput Reynolds
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Purchase of American Depository Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 56.1199	1,000
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.14
f)	Place of the transaction	New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paula Rosput Reynolds
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Purchase of American Depository Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 56.57	885
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.17
f)	Place of the transaction	New York Stock Exchange (NYSE)

Exhibit 99.2

1 August 2024

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 1 August 2024 consisted of 5,126,611,643 ordinary shares, of which, 240,780,983 were held as treasury shares; leaving a balance of 4,885,830,660 with voting rights.

The figure of 4,885,830,660 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Julian Baddeley
Group Company Secretary

Exhibit 99.3

8 August 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). In accordance with MAR, the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.7459	16
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.08.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.7459	15
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.08.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 9.7459	16
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.08.07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.4

8th August 2024

National Grid plc / National Grid Electricity Transmission plc

Publication of a Prospectus

The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:

The Prospectus dated 8th August 2024 (the "Prospectus") for the National Grid plc and National Grid Electricity Transmission plc Euro 20,000,000,000 Euro Medium Term Note Programme.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7847Z_1-2024-8-8.pdf

A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

For further information, please contact:

Kwok Liu	+44 (0) 7900 405 729 (m)
Deputy Treasurer, Funding & Investment National Grid plc

Danielle Dominey-Kent	+44 (0) 7977 054 575 (m)
Corporate Communications National Grid plc

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 29 August 2024